Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 21, 2020

Fresenius Medical Care confirms illegal publication of patient data in Serbia subsequent to recent hacker attack

Fresenius Medical Care, the world’s largest provider of dialysis products and services, is aware that patient data from some of the company’s dialysis centers in Serbia has been published by unauthorized persons. The company’s understanding is that this is associated with the IT incident which affected parts of Fresenius’s IT environment a few weeks ago and that hackers were able to steal certain data. The investigation is ongoing.

Fresenius Medical Care has immediately filed a complaint against the unknown attackers with the public prosecutor in Germany. The company is committed to fully cooperate with the relevant authorities. Furthermore, the company will contact the patients who are affected by the illegal data publication.

The company’s operations in Serbia continue and the care of patients has been safeguarded.

The company deeply regrets this invasion of some patients’ privacy, is doing its utmost to prevent further data to be published and to save affected patients and other stakeholders from harm.

Internal and external specialists are continuously working to prevent further potential attacks or unauthorized data access.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,002 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 348,703 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.